Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-177112

August 8, 2013

Prologis, L.P.

Final Term Sheet

August 8, 2013

	2.750% Notes due 2019	4.250% Notes due 2023

Issuer:	Prologis, L.P.	Prologis, L.P.

Guarantor:	Prologis, Inc.	Prologis, Inc.

Security:	2.750% Notes due 2019	4.250% Notes due 2023

Size:	$400 million	$850 million

Ratings (Moody’s/S&P/Fitch)*:	Baa2/BBB/BBB	Baa2/BBB/BBB

Maturity Date:	February 15, 2019	August 15, 2023

Coupon:	2.750% per annum, payable semi-annually	4.250% per annum, payable semi-annually

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2014	February 15 and August 15, commencing February 15, 2014

Price to Public:	99.965%	99.742%

Underwriting Discounts:	0.600%	0.650%

Net Proceeds, after underwriting discount but before expenses, to Prologis, L.P.:	$397,460,000	$842,282,000

Use of Proceeds:	In the short term, Prologis, L.P. intends to use the net proceeds from the sale of the 2019 Notes and the 2023 notes to repay borrowings under its global line and to fund the cash purchase of certain of its senior notes that are tendered pursuant to its offers to purchase such notes, which commenced on August 8, 2013. Prologis, L.P. may also use the net proceeds to repay or repurchase other indebtedness and for general corporate purposes.	In the short term, Prologis, L.P. intends to use the net proceeds from the sale of the 2019 Notes and the 2023 notes to repay borrowings under its global line and to fund the cash purchase of certain of its senior notes that are tendered pursuant to its offers to purchase such notes, which commenced on August 8, 2013. Prologis, L.P. may also use the net proceeds to repay or repurchase other indebtedness and for general corporate purposes.

Spread to Benchmark Treasury:	+140 basis points	+170 basis points

Benchmark Treasury:	1.375% due July 31, 2018	2.500% due August 15, 2023

Benchmark Treasury Spot:	100.02 2/3	92.27+

Benchmark Treasury Yield:	1.357%	2.582%

Reoffer Yield:	2.757%	4.282%

Make-Whole Call:	At any time prior to January 15, 2019, based on the Treasury Rate +20 basis points or on or after January 15, 2019 at par.	At any time prior to May 15, 2023, based on the Treasury Rate +25 basis points or on or after May 15, 2023 at par.

Settlement Date:	August 15, 2013 (T+5)	August 15, 2013 (T+5)

Trade Date:	August 8, 2013	August 8, 2013

CUSIP/ISIN:	74340XAV3/US74340XAV38	74340XAW1/US74340XAW11

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC	Citigroup Global Markets Inc. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC

	2.750% Notes due 2019	4.250% Notes due 2023

Senior Co-Managers:	Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC RBS Securities Inc. SMBC Nikko Securities America, Inc. Wells Fargo Securities, LLC	Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC RBS Securities Inc. SMBC Nikko Securities America, Inc. Wells Fargo Securities, LLC

Co-Managers:	Credit Suisse Securities (USA) LLC Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.	Credit Suisse Securities (USA) LLC Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

Junior Co-Managers:	BBVA Securities Inc. Credit Agricole Securities (USA) Inc. HSBC Securities (USA) Inc. ING Financial Markets LLC Regions Securities LLC The Williams Capital Group, L.P.	BBVA Securities Inc. Credit Agricole Securities (USA) Inc. HSBC Securities (USA) Inc. ING Financial Markets LLC Regions Securities LLC The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or telephone: 800-831-9146, or email: batprospectusdept@citi.com; Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, NY 10282, toll free telephone: 866-471-2526, facsimile: 212-902-9316, or e-mail: prospectus-ny@ny.email.gs.com.; Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, 11th Floor, New York, New York 10038, Attention: Prospectus Department, telephone: 800-294-1322, e-mail: dg.prospectus_requests@baml.com or by calling J.P. Morgan Securities LLC collect at 212-834-4533.